UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________________________
SILA REALTY TRUST, INC.
(Name of Subject Company (Issuer))
(Name of Filing Persons (identifying status as offeror, issuer, or other persons))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
146280508
(CUSIP Number of Class of Securities)
Michael A. Seton
President and Chief Executive Officer
Sila Realty Trust, Inc.
1001 Water Street, Suite 800
Tampa, Florida 33602
813-287-0101
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Michael M. Mills, Jr.
Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602
(813) 227-6324
___________________________________________
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Sila Realty Trust, Inc., a Maryland corporation (the “Company”), to purchase for cash up to $50.0 million in value of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a proportionate increase in the dollar volume by up to approximately $25.9 million assuming a purchase price at the low end of the range or $27.5 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $24.00 or less than $22.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 1.         Summary Term Sheet
The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.
Item 2.         Subject Company Information
(a)The name of the issuer is Sila Realty Trust, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 1001 Water Street, Suite 800, Tampa, Florida, 33602; (813) 287-0101.
(b)This Schedule TO relates to the Common Stock of the Company, par value $0.01 per share. The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.
(c)The principal market on which the Shares are traded is the New York Stock Exchange. The information set forth in Section 12—Price Range of Shares of Common Stock; Distributions of the Offer to Purchase is incorporated herein by reference.
Item 3.         Identity and Background of Filing Person
Sila Realty Trust, Inc. is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 14—Certain Information About the Company of the Offer to Purchase, and such information is incorporated herein by reference. The business address and the business telephone number of each director and executive officer of the Company is c/o Sila Realty Trust, Inc., 1001 Water Street, Suite 800, Tampa, Florida, 33602; (813) 287-0101.
Item 4.         Terms of the Transaction
(a)The information regarding the material terms of the transaction set forth in Summary Term Sheet, Section 1—Price; Number of Shares; Expiration Date; Proration, Section 2—Procedures for Tendering Shares, Section 3—Amount of Tenders, Section 4—Withdrawal Rights, Section 5—Purchase and Payment for Tendered Shares, Section 6—Conditions of the Offer, Section 7—Extension of the Offer; Termination; Amendment, Section 8—Certain Effects of the Offer, Section 9—Treatment of Fractional Shares, Section 13—Source and Amount of Funds, Section 14—Certain Information About the Company and Section 17—Certain U.S. Federal Income Tax Consequences of the Offer to Purchase is incorporated herein by reference.
(b)The Company has been advised that none of the Company’s directors, executive officers or affiliates intend to tender any Shares in the Offer.
Item 5.         Past Contacts, Transactions, Negotiations and Agreements
The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.
Item 6.         Purposes of the Transaction and Plans or Proposals
(a)The information set forth in Summary Term Sheet and Section 8—Certain Effects of the Offer of the Offer to Purchase

is incorporated herein by reference.
(b)The information set forth in Section 10—Use of Securities Acquired of the Offer to Purchase is incorporated herein by reference.
(c)The information set forth in Section 11—Plans and Proposals of the Offer to Purchase is incorporated herein by reference.
Item 7.         Source and Amount of Fund or Other Consideration
(a), (b) and (d) The information set forth in Section 13—Source and Amount of Funds of the Offer to Purchase is incorporated herein by reference.
Item 8.         Interest in Securities of the Subject Company
The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.
Item 9.        Persons/Assets, Retained, Employed, Compensated or Used
The information set forth under Summary Term Sheet and in Section 18—Recommendation and Section 19—Miscellaneous of the Offer to Purchase is incorporated herein by reference.
Item 10.     Financial Statements.
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because: (i) the consideration offered by the Company to purchase the Company’s Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11.     Additional Information.
(a)(1)The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
(a)(2)The information set forth in Section 16—Certain Legal Matters; Regulatory Approvals of the Offer to Purchase is incorporated herein by reference.
(a)(3)Not applicable.
(a)(4)Not applicable.
(a)(5)None.
(c)The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
Item 12.     Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.
Item 13.        Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	Sila Realty Trust, Inc.

	By:	/s/ MICHAEL A. SETON
Michael A. Seton
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 13, 2024

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated June 13, 2024

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 13, 2024

(a)(5)(A)*	Press Release issued June 13, 2024

(d)(1)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Michael A. Seton, dated as of July 28, 2020 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(2)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Michael A. Seton (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(3)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Kay C. Neely, dated as of July 28, 2020 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(4)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Mary (“Kay”) C. Neely (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(5)	Form of Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on January 8, 2021, and incorporated herein by reference).

(d)(6)
Form of First Amendment to Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on September 10, 2021, and incorporated herein by reference).

(d)(7)
Carter Validus Mission Critical REIT II, Inc. Amended and Restated 2014 Restricted Share Plan, dated March 6, 2020 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 10, 2020, and incorporated herein by reference).

(107)*	Filing Fee Table

* Filed herewith.